

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2021

William Cai
Partner
Wilshire Phoenix Funds LLC
2 Park Avenue, 20th Floor
New York, NY 10016

Re: Wilshire wShares Enhanced Gold Trust
Amendment No. 4 to Registration Statement on Form S-1
Exhibit Nos. 10.1, 10.2, 10.4, 10.6 and 10.9
Filed December 18, 2020
File No. 333-235913

Dear Mr. Cai:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance